Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Income before cumulative effect of changes in accounting principles	$945	$3,148	$2,056	$1,780	$1,002	$1,841
Provision for (benefit from) income taxes	365	196	1,470	(329)	(930)	185
Minority interests in earnings (losses) of consolidated subsidiaries	2	(15)	37	(9)	71	98
Adjustment for companies accounted for by the equity method	28	11	(1)	99	360	48
Capitalized interest	(10)	(37)	(23)	(17)	(29)	(45)
Amortization of capitalized interest	9	33	33	365 (a)	119 (a)	59

	1,339	3,336	3,572	1,889	593	2,186

Fixed charges:
Interest and debt expense	99	460	518	362	347	359
Capitalized interest	10	37	23	17	29	45
Rental expense representative of interest factor	24	94	88	91	90	82

	133	591	629	470	466	486

Total adjusted earnings available for payment of fixed charges	$1,472	$3,927	$4,201	$2,359	$1,059	$2,672

Number of times fixed charges earned	11.1	6.6	6.7	5.0	2.3	5.5

(a)	Includes write-off of capitalized interest associated with exiting certain businesses.